                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            ACME METALS INCORPORATED
                                (Name of Issuer)


                                 COMMON SHARES
                         (Title of Class of Securities)


                                     472410
                                 (CUSIP Number)

                   CAROLE COLBERT, VICE PRESIDENT & SECRETARY
                             GOODMAN & COMPANY LTD.
                        40 King Street West, 55th Floor
                            Toronto, Ontario, Canada
                                    M5H 4A9
                           Telephone:  (416) 365-2404
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 7, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement o (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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


                                  SCHEDULE 13D






CUSIP NO.  472410                                                                            PAGE 2 OF 6 PAGES
                                                                                             -----------------
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        GOODMAN & COMPANY LTD.
        55th Floor, 40 King Street West
  1     Toronto, Ontario, Canada, M5H 4A9
------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                 (a) [ ]
  2     N/A                                                                                      (b) [ ]
------
  3     SEC USE ONLY
------
        SOURCE OF FUNDS*
  4     N/A
------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)      [ ]
  5     N/A
------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Ontario, Canada
                                                                                             SOLE VOTING POWER
                        NUMBER OF                                7                           514,500 Common Shares

                          SHARES
                       BENEFICIALLY                                                          SHARED VOTING POWER
                         OWNED BY                                8                           Nil

                           EACH
                        REPORTING                                                            SOLE DISPOSITIVE POWER
                          PERSON                                 9                           514,500 Common Shares

                           WITH                                  10                          SHARED DISPOSITIVE POWER
                                                                                             Nil
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        514,500  Common Shares are held within mutual fund, pension fund, institutional investor and private client accounts of Goodman & Company Ltd. acting as investment counsel and portfolio manager.
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]
        N/A
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.4%
        TYPE OF REPORTING PERSON*
  14    IA
------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


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



                                  SCHEDULE 13D

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"), the undersigned, Goodman & Company Ltd. ("Goodman"), a wholly-owned subsidiary of Dundee Bancorp Inc. ("Bancorp"), a Canadian public company listed on The Toronto Stock Exchange, hereby submits this statement on Schedule 13D (the "Schedule 13D") relating to the Common Shares of Acme Metals Incorporated ("Acme").

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented as follows:

The following is a list of the directors and executive officers of Goodman & Company Ltd., their positions with Goodman, their present principal occupations and their business addresses (if other than Goodman):



NAME AND ADDRESS    POSITION HELD                PRINCIPAL OCCUPATION
----------------    -------------                --------------------
Oscar Belaiche      Vice President               Vice President, Goodman & Company Ltd.

Norman P. Bengough  Vice President and Director  President, Goodman & Company,
                                                 Investment Counselling

Ray Benzinger       Vice President, Finance,     Executive Vice President, Chief
                    Chief Financial Officer      Financial Officer, Dundee Bancorp Inc.
                    and Director                 and Vice President, Finance and Chief
                                                 Financial Officer, Goodman & Company
                                                 Ltd.

Edward Bezeau       Vice President               Vice President, Goodman & Company Ltd.

Terence Buie        Vice President and Director  President, Goodman & Company, Dynamic
                                                 Mutual Funds

Carole Colbert      Vice President and Director  Vice President and Secretary, Dundee
                                                 Bancorp Inc. and Goodman & Company
                                                 Ltd.

Joe Evershed        Vice President               Vice President, Goodman & Company Ltd.

Rosanna Gatti       Controller                   Controller, Goodman & Company Ltd.

David Goodman       Vice President and Director  Vice President, Goodman & Company Ltd.

Jonathan Goodman    Vice President and Director  Executive Vice President, Dundee
                                                 Bancorp Inc. and Vice President,
                                                 Goodman & Company Ltd.

Ned Goodman         Chairman, President,         Chairman, President and CEO, Dundee
                    Chief Executive Officer      Bancorp Inc. and Goodman & Company
                    and Director                 Ltd.

Murray John         Vice President               Vice President, Goodman  & Company Ltd.

Vaino Keelmann      Vice President and Director  Vice President, Goodman & Company Ltd.



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




NAME AND ADDRESS  POSITION HELD                  PRINCIPAL OCCUPATION
----------------  -------------                  --------------------
Donald MacDonald  Vice President and President,  Vice President and President Private Wealth
                  Private Wealth Management      Management, Goodman & Company Ltd.

Michael McHugh    Vice President                 Vice President, Goodman & Company Ltd.

Anne MacLean      Vice President                 Vice President, Goodman & Company Ltd.

Ray Steele        Vice President and             Vice President and President, Pension
                  President, Pension Services    Services Division, Goodman & Company Ltd.
                  Division

The following is a list of the directors and executive officers of Bancorp, their positions with Bancorp, their present principal occupations and their business addresses (if other than Bancorp):


NAME AND ADDRESS               POSITION HELD            PRINCIPAL OCCUPATION
----------------               -------------            --------------------
Normand Beauchamp
1717 Rene Levesque Blvd. East                           President and Chief Executive Officer,
Montreal, Quebec                                        Radiomutuel Inc., communications
H2L 4E8                        Director                 company

Norman Bengough                Director                 President, Goodman & Company,
                                                        investment counsel

Robert M. Buchan
40 King St. W., 57th Floor                              Chairman, Chief Executive Officer,
Toronto, Ontario                                        Kinross Gold Corporation, gold mining
M5H 3Y2                        Director                 company

Paul A. Carroll
4 King Street West                                      Chairman, Chief Executive Officer,
Suite 1208                                              World Wide Minerals Ltd., mining
Toronto, Ontario                                        company  and Counsel to Smith, Lyons,
M5H 1B6                        Director                 law firm

Jonathan Goodman               Executive Vice           Executive Vice President, Dundee
                               President and Director   Bancorp Inc., Vice President, Goodman
                                                        & Company Ltd., investment counsel

Ned Goodman                    Chairman, President,     Chairman, President and Chief
                               Chief Executive Officer  Executive Officer,
                               and Director             Dundee Bancorp Inc. and
                                                        Goodman & Company Ltd.

Myron I. Gottlieb
165 Avenue Rd., Suite 600
Toronto, Ontario                                        President, Livent Inc., live theatre
M5R 2H7                        Director                 production company



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




NAME AND ADDRESS                   POSITION HELD               PRINCIPAL OCCUPATION
----------------                   -------------               --------------------
Richard L. Lister
161 Bay St., Suite 3750                                        President and Chief Executive Officer,
Toronto, Ontario                                               Zemex Corporation, base metals mining
M5J 2S1                            Director                    company

Garth A. C. MacRae                 Vice Chairman and Director  Vice Chairman, Dundee Bancorp Inc.

Richard J. Renaud
One Place Ville Marie, Suite 3611
Montreal, Quebec                                               Chairman, MPACT Immedia Corp.
H3B 3P2                            Director                    electronic commerce software company

K. Barry Sparks
141 Adelaide Street West
Suite 1105                                                     President, Torvan Capital Group Inc.,
Toronto, Ontario                                               private advisory and management
M5H 3L5                            Director                    company

Harry R. Steele
745 Windmill Road                                              Chairman and Chief Executive Officer,
Dartmouth, Nova Scotia                                         Newfoundland Capital Corporation
B3B 1C2                            Director                    Limited, holding company

Ray Benzinger                      Executive Vice President    Executive Vice President, Chief
                                                               Financial Officer, Dundee Bancorp
                                                               Inc. and Goodman & Company Ltd.

Donald K. Charter                  Executive Vice President    Executive Vice President, Dundee
                                                               Bancorp Inc.

Carole Colbert                     Vice President              Vice President and Secretary, Dundee
                                                               Bancorp Inc. and Goodman & Company
                                                               Ltd.

Aaron H. Gropper                   Vice President              Vice President, Dundee Bancorp Inc.

Gary Kawaguchi                     Senior Vice President,      Senior Vice President, Marketing,
                                   Marketing                   Dundee Bancorp Inc.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented as follows:

Goodman has control or direction over 514,500 representing approximately 4.4% of the outstanding Common Shares of Acme only as a result of its position as investment counsel and portfolio manager with discretionary authority over the client accounts in which the Shares are held.


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


These Common Shares are held within mutual fund, pension fund, institutional investor and private client accounts. Goodman has full dispositive and voting power with the exception of extraordinary matters which are required to be voted by the investor in the case of private client accounts only.

Unless otherwise noted, to the best knowledge of Goodman and Bancorp, and their directors and executive officers, Goodman has sole voting and dispositive power over the securities reported herein over which it has control or direction. Except as disclosed herein, during the past sixty days none of Goodman and Bancorp, nor, to the best knowledge of Goodman and Bancorp, any of their directors and executive officers, have effected any transaction in the securities reported on this Schedule 13D.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




April 23, 1998                              GOODMAN & COMPANY LTD.



                                          "Carole Colbert"
                                          Name:  Carole Colbert
                                          Title:    Vice President and Secretary













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